07027910

BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite 501 - 905 West Pender Street
Vancouver, British Columbia V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

November 6, 2007

SUPPL

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: TOTALLY HIP TECHNOLOGIES INC. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4556

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since August 21, 2007:

A. Unaudited Financial Statements with accompanying MD&A

- copy of unaudited financial statements for the period ended June 30, 2007 with relevant MD&A.

B. Copies of Certifications of Interim Filings (Forms 52-109F2) filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it to the undersigned.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

dw 11/15

// BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite 501 - 905 West Pender Street
Vancouver, British Columbia V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

November 6, 2007

COPY

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

ACKNOWLEDGE RECEIPT THIS
____ DAY OF ________, 20__

BY: ____________

Dear Sirs/ Mesdames:

Re: TOTALLY HIP TECHNOLOGIES INC. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4556

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since August 21, 2007:

A. Unaudited Financial Statements with accompanying MD&A

- copy of unaudited financial statements for the period ended June 30, 2007 with relevant MD&A.

B. Copies of Certifications of Interim Filings (Forms 52-109F2) filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it to the undersigned.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-4556

TOTALLY HIP TECHNOLOGIES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007

(Unaudited)

TOTALLY HIP TECHNOLOGIES INC.

June 30, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS

ASSETS	(Unaudited) June 30, 2007	(Audited) September 30, 2006
Current		
Cash	$ 7,432	$ 17,848
GST receivable	95,682	80,456
Amounts receivable	27,181	22,347
Prepaid expenses and deposits	668	16,795
	130,963	137,446
Capital assets	88,438	105,689
Software technology and intellectual property rights	6	6
	$ 219,407	$ 243,141
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 3	$ 696,146	$ 537,957
Loans payable	185,079	65,917
Due to shareholders – Note 3	33,754	33,754
	914,979	637,628
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 2	8,481,069	8,481,069
Contributed surplus	827,400	827,400
Deficit	(10,004,041)	(9,702,956)
	(695,572)	(394,487)
	$ 219,407	$ 243,141

Interim Reporting – Note 1

APPROVED BY THE DIRECTORS:

"Michael Ross" Director "David Dicaire" Director

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and nine months ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Nine months ended June 30, 2007	Nine months ended June 30, 2006
Revenues				
Sales	$ **12,459**	$ 94,192	$ **44,501**	$ 226,852
Less: cost of goods sold	**(1,807)**	(19,148)	**(5,661)**	(31,784)
	10,652	75,044	**38,840**	195,068
Administrative Expenses				
Amortization	**5,750**	2,391	**17,251**	7,032
Corporate development	**-**	-	**-**	30,000
Filing fees and transfer agent	**5,572**	6,093	**17,420**	18,547
Interest and bank charges	**14,100**	1,465	**31,800**	8,244
Marketing, travel and promotion	**-**	27,824	**6,891**	32,658
Office and miscellaneous	**2,940**	25,884	**12,001**	52,211
Pokersite development costs	**-**	238,551	**-**	238,551
Professional fees	**4,014**	103,419	**19,588**	130,409
Research and development salaries – Note 3	**-**	18,722	**-**	86,972
Rent	**3,000**	16,049	**23,607**	84,058
Salaries and consulting fees – Note 3	**97,990**	250,338	**208,226**	383,927
Telephone and internet	**327**	1,192	**1,636**	4,387
	133,693	691,928	**338,420**	1,076,996
Loss from operations before other items	**(123,041)**	(616,884)	**(299,580)**	(881,928)
Other items				
Miscellaneous income	**-**	-	**-**	-
Foreign exchange (loss) gain	**(5,652)**	(3,887)	**(1,505)**	2,226
Net loss for the period	$ **(128,693)**	$ (620,771)	$ **(301,085)**	$ (879,702)
Basic and diluted loss per share	$ **(0.01)**	$ (0.04)	$ **(0.01)**	$ (0.06)
Weighted average number of shares outstanding	**26,282,620**	14,351,690	**26,282,620**	14,351,690

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
for the nine months ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)

	2007	2006
Deficit, beginning of the period	$ (9,702,956)	$ (8,563,205)
Net loss for the period	(301,085)	(879,702)
Deficit, end of period	$ (10,004,041)	$ (9,442,907)

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Nine months ended June 30, 2007	Nine months ended June 30, 2006
Operating Activities				
Net loss for the period	$ (128,693)	$ (620,771)	$ (301,085)	$ (879,702)
Items not involving cash:				
Amortization	5,750	2,391	17,251	7,032
	(122,943)	(618,380)	(283,834)	(872,670)
Changes in non-cash working capital items related to operations:				
GST receivable	(3,693)	(40,006)	(15,226)	(15,314)
Amounts receivable	(3,570)	(20,004)	(4,834)	(53,472)
Prepaid expenses and deposits	2,199	(33,165)	16,127	(32,239)
Accounts payable and accrued liabilities	95,446	(35,621)	158,189	(119,146)
Cash used in operating activities	(32,561)	(747,176)	(129,578)	(1,092,841)
Financing Activities				
Common shares issued	-	1,134,000	-	1,544,000
Subscription shares received	-	-	-	(73,000)
Loans payable	27,622	(268,504)	119,162	(161,535)
Due to shareholders	-	(11,929)	-	(11,929)
Cash provided by financing activities	27,622	853,567	119,162	1,297,536
Investing Activity				
Project development advance	-	(40,000)	-	(110,000)
Acquisition of capital asset	-	(56,947)	-	(94,888)
Cash used by investing activity	-	(96,947)	-	(204,888)
Increase (Decrease) in cash during the period	(4,939)	9,444	(10,416)	(193)
Cash (bank indebtedness), beginning of the period	12,371	14,555	17,848	24,192
Cash (bank indebtedness), end of the period	$ 7,432	$ 23,999	$ 7,432	$ 23,999
Supplemental disclosure of cash flow information:				
Cash paid for:				
Income taxes	$ -	$ -	$ -	$ -
Interest	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended September 30, 2006, and should be read in conjunction with those statements.

While the information presented in the accompanying interim nine month consolidated financial statements is unaudited, the interim consolidated statements have been reviewed by the Company's Audit Committee, and includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented.

Note 2 Share Capital

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2004 and 2005		12,860,398	6,949,025
			-
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	10,000,000	1,000,000
Pursuant to exercise of warrants	– at $0.12	1,200,000	144,000
Less: share issue costs		-	(11,956)
Balance, September 30, 2006 and June 30, 2007		26,282,620	$ 8,481,069

Note 2 Share Capital – Cont'd

Commitments:

Share Purchase Options:

A summary of the share purchase options is as follows:

	Nine months ended June 30, 2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at the beginning of period	-	-	14,489	$6,32
Expired/cancelled	-		(14,489)	
Options outstanding and exercisable at the end of period	-		-	

Share Purchase Warrants:

At June 30, 2007, 2,222,222 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant as follows

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.21	January 6, 2008
2,222,222		

Note 3 Related Party Transactions

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

Note 3 Related Party Transactions – (cont'd)

		Nine months ended June 30, 2007		2006
Research and development salaries	$	-	$	86,972
Salaries and consulting fees		130,500		90,500
	$	130,500	$	177,472

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At June 30, 2007, accounts payable and accrued liabilities included $166,544 (2006: $164,736) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 4 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

	Nine months ended June 30, 2007	Nine months ended June 30, 2006
USA	48.41%	59.26%
Canada	17.02%	27.82%
Europe	13.24%	7.84%
Asia	9.98%	2.12%
United Kingdom	4.98%	-
South America	4.62%	1.66%
Australia, New Zealand	1.75%	1.32%
	100.00%	100.00%

Note 5 Comparative Figures

Certain comparative figures for the prior year have been reclassified to conform with the financial statement presentation adopted in the current period.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2007

AUGUST 22, 2007

For the nine months ended June 30, 2007, Totally Hip Technologies Inc. ("Totally Hip" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of August 22, 2007 provides information on the operations of Totally Hip for the three months and the nine months ended June 30, 2007 and subsequent to the quarter ended and should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended September 30, 2006, and 2005.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Quick Time is also used for Apple's popular iPod portable music player. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive QuickTime delivery solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional gives users the combination of an industrial strength media integration and authoring tool at an affordable price including the added VR editor and MindAvenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional also uncovers a whole set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. LiveStage also introduced FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional also includes support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

LiveStage Professional's user interface emphasizes working in a distinctly visual environment for greater productivity. It includes dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime. The Company continues to strive towards developing new and enhanced products.

Rich Media Design and Development

During the year ended the Company delivered its rich media applications and services under the brand name iROC™.

iROC™ -- interactive, rich, overt, communications -- teams Totally Hip's technical resources with advertising, development and publishing people in the creation of distinct, inspiring on-line products.

iROC™ combines Totally Hip's award-winning proprietary software with recent custom enhancements created for project-specific rich media solutions to create and fulfill client's interactive requirements. By producing and deploying rich media experiences that seamlessly integrate images, animation, video, audio and virtual tours all with interactive features, advertisers can create an immersive on-line customer experience for their clients.

The rich media revolution is discarding flat, boring websites and empowering businesses to engage their clients and customers as they deploy rich media sites with immersive on-line content that inspires and illustrates for users. iROC™'s interactive rich media integrates images, video, virtual tours, animation, audio and interactive features to give on-line interaction life, to excite, to engage and ignite interest.

With iROC™, Totally Hip continues to build on its proven technology and record of supplying leading-edge interactive technology products and solutions to maximize the efficiency and effectiveness of rich media campaigns.

Livestage Professional Software

During fiscal 2006, Totally Hip Technologies Inc. released LiveStage Professional 4.6.5, an enhanced version of its award-winning LiveStage Professional software for producing cutting-edge technology in the development and delivery of compelling interactive QuickTime content. There are dozens of new upgrades that improve workflow and ease, and also two new major authoring features in the latest release -- the ability to author for Totally Hip's audiovisual component and the ability to author for Totally Hip's QScript extension essentials (QSXE Version 3) QuickTime component.

The audiovisual authoring component is the first of its kind providing fully customizable visualization of audio data for real-time analysis. Originally developed for Cornell University's laboratory of ornithology by Totally Hip's award-winning programmers, the audiovisual component is currently being used within Cornell's animal behaviour archive, the largest archive of animal sounds in the world.

The QScript extension essentials (QSXE Version 3) QuickTime authoring component modifications allow a new level of control and interactivity to virtual reality (VR) rich media presentations.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2007

Professional interactive media developers throughout the world have acknowledged LiveStage Professional as the most functional, powerful and cost-effective software application for converging more than 200 different media formats, including DVD-quality video and audio to create powerful and engaging rich media presentations.

LiveSlideShow 3

On August 31, 2004, Totally Hip Technologies Inc. announced the release of LiveSlideShow 3 for both Windows and Macintosh computers.

LiveSlideShow is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful new features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products.

LiveSlideShow 3 is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow 3's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

LiveSlideShow 3 works with most of the popular digital cameras available on the market today. Because LiveSlideShow 3 utilizes the industry leading QuickTime multimedia technology from Apple Computer, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms.

SELECTED FINANCIAL DATA

The following table presents selected financial information for the nine months ended June 30, 2007 and 2006 and the last three audited fiscal years ended September 30, 2006, 2005 and 2004:

	Nine Months ended June 30, 2007 $	Nine Months ended June 30, 2006 $	2006 $	2005 $	2004 $
OPERATIONS:					
Revenues	38,840	195,068	231,996	289,801	257,648
Net Loss	(301,085)	(879,702)	(1,139,751)	(414,814)	(524,108)
Basic and diluted loss per share	(0.01)	(0.06)	(0.07)	(0.03)	(0.08)
BALANCE SHEET:					
Working capital (deficiency)	(784,016)	(339,870)	(500,182)	(733,312)	(398,383)
Total assets	219,407	383,668	243,141	84,980	96,597

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS JUNE 30, 2007

For the nine months ended June 30, 2007 gross revenue was $44,501 compared to $226,852 for the same period in 2006 (80.35% decrease). For the nine months ended June 30, 2007 revenues (net of packaged software) was $38,840 compared to $195,068 in 2006 (80.08% decrease). These variations in revenue are due to a number of factors some of which are not under the control of the Company and the amount of variation can not be directly attributable thus it would be misleading to attempt to define. Revenue in the Company's business/market varies due to conditions such as timing of current releases, promotion of QuickTime by Apple and the Company, new releases of QuickTime, delays in Apple's approval of Totally Hip's custom QuickTime component, cash flow constraints and employee absence. In addition the Company is exposed to a fluctuation in currency exchange, mostly U.S. dollars. Approximately 83% of the Company's total sales are sales in foreign currencies. During the period ended the average annual exchange rate for U.S. dollar posted by the Bank of Canada was approximately 1.22% higher than the average annual exchange rate for the same period in 2006. Company sales figures presented in Canadian dollars were affected accordingly.

The Company's net loss for the nine months ended June 30, 2007 was $301,085 compared to the loss of $879,702 for the nine months ended June 30, 2006. The net loss for the period ended was marginally affected by a loss on foreign exchange of $1,505.

RESULTS OF OPERATIONS

For the three months ended June 30, 2007.

During the three months ended June 30, 2007, Net sales/gross profit before expenses were $10,652 or 85.50% of gross sales compared to a gross profit of $75,044 or 79.67% for the comparable period in 2006.

On an overall basis the net loss for the three months ending June 30, 2007 is $128,693 (79.26% decrease) compared to a net loss of $620.771 for the same period in the previous year resulting in a net loss of $ 0.01 per share for the current quarter compared to a loss of $0.04 per share for the same quarter in 2006. The increase in the net loss for the three months ended June 30, 2007 was affected by a decrease in revenue of $64,392 and an increase in foreign exchange loss of $1,765.

Administrative expenses for the three months ending June 30, 2007 were $133,693, compared to $691,928 in the previous year. Major expense decreases occurred in pokersite developments ($238,551); research and development cost ($18,722); rent ($13,049); office and miscellaneous ($22,944);salaries and consulting fees ($152,348), market travel and promotion ($27,824) and professional fees ($99,405) which were offset by increases in non-cash amortization cost ($3,359) due to additional office equipment and a motor vehicle purchased during fiscal 2006, interest and bank charges ($12,635) due to increased short term financing compared to fiscal 2006, with the balance of the decrease ($1,386) spread over the remainder of the expenses.

The geographical distribution of sales revenues for the three months ended June 30, 2007 is USA 52%, Canada 17%, Asia 11%, Europe 8%, United Kingdom 6%, South America 4% and Australia/New Zealand 2%.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

For the nine months ended June 30, 2007.

During the nine months ended June 30, 2007, Net sales/gross profit before expenses were $38,840 or 87.3% of gross sales compared to a gross profit of $195,068 or 86.0% for the comparable period in 2006.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2007

On an overall basis the net loss for the nine months ending June 30, 2007 is $301,085 (65.77% decrease) compared to a net loss of $879,702 for the same period in the previous year resulting in a net loss of $ 0.01per share for the current period compared to a loss of $0.06 per share for the same period in 2006. The decrease in the net loss for the nine months ended June 30, 2007 was affected by a decrease in revenue of $182,351 and an increase in foreign exchange of $3,731.

Administrative expenses for the nine months ending June 30, 2007 were $338,420, compared to $1,076,996 in the previous year. Major expense decreases occurred in pokersite development cost ($238,551), salaries and consulting fees (175,701), professional fees ($110,821), research and development cost ($86,972), rent ($60,451), corporate development costs ($30,000), office and miscellaneous ($40,210) and marketing, travel and promotion ($25,767). These decreases were offset by increases in non-cash amortization of $10,219 due to additional office equipment and a motor vehicle purchased during fiscal 2006, interest and bank charges ($23,556) due to under provisions in fiscal 2006, with the balance of the increase ($3,878) spread over the remainder of the expenses.

The geographical distribution of sales revenues for the nine months ended June 30, 2007 is USA 48%, Canada 17%, Europe 13%, Asia 10%, South America 5%, United Kingdom 5% and Australia/New Zealand 2%.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures during fiscal 2007.

For the year ended September 30, 2006.

During the year ended September 30, 2006, Net sales/gross profit before expenses were $231,996 as compared to $289,801 for the comparable period in 2005.

On an overall basis the net loss for the 2006 fiscal year is $1,139,751 comparable to a net loss of $414,814 for the year 2005 resulting in a net loss of $0.07 per share (2005: $0.03). The 2006 net loss was affected by a marginal loss on foreign exchange of $1,751.

Administrative expenses for the year ended September 30, 2006 were $1,369,996 compared to $689,425 in the previous year. Major expense increases occurred in research and development cost ($278,304), salaries and consulting fees ($252,242), office and miscellaneous expenses ($15,806), rent ($49,332) due mainly to cancellation of a long term lease resulting from office relocation and corporate development cost ($30,000) due to corporate development changes, marketing, travel and promotion ($33,440) due to promoting new products, professional fees ($84,828) due to corporate reorganization and development, filing fees and transfer agent fees ($7,077), interest and bank charges ($8,016) and amortization costs increased by $8,246 due to additional office equipment and a motor vehicle purchased during the year, which were offset by decreases in research and development salaries ($87,630) due to staff reorganization during the period with the balance of the increase ($910) spread over the remainder of the expenses.

Gross profit from sales for the year ended September 30, 2006 was $231,996 or 92.13% of gross sales compared to a gross profit from sales of $289,801 or 87.93% in 2005. Cost of goods sold does not include labor costs to generate sales, service or training revenue.

Gross sales were adversely impacted by about 7 % overall compared to the same period in 2005 due to the exchange rate between the Canadian and US dollar as the majority of sales were in US dollars.

The geographical distribution of sales revenues for the year ended September 30, 2006 is USA 51%, Canada 41%, Europe 6%, Australia 1%, and South America 1%.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2007

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Years ended September 30,							
	2007			2006				2005
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4
	$	$	$	$	$	$	$	$
Revenue	17,434	14,608	12,459	86,709	45,951	94,192	24,666	124,436
Net income (loss)	(79,471)	(92,921)	(128,693)	(28,660)	(230,271)	(620,771)	(260,049)	(120,432)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

SHARE CAPITAL

Authorized: 100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2004 and 2005		12,860,398	6,949,025
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	10,000,000	1,000,000
Pursuant to exercise of warrants	– at $0.12	1,200,000	144,000
Less: share issue costs		-	(11,956)
Balance, September 30, 2006 and June 30, 2007		26,282,620	$ 8,481,069

Private Placement:

On June 30, 2007, the Company decided not to proceed with the $300,000 private placement of its securities consisting of the sale of up to 1,000,000 units at $0.30 per unit, as previously announced in December 2006.

Escrow:

As at June 30, 2007, there were no shares held in escrow.

Commitments:

Share Purchase Options

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2007

SHARE CAPITAL – CONT'D

A summary of the share purchase options is as follows:

	Nine months ended June 30, 2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at the beginning of period	-	-	14,489	$6,32
Expired/cancelled	-		(14,489)	
Options outstanding and exercisable at the end of period	-		-	

Share Purchase Warrants

At June 30, 2007, 2,222,222 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant as follows

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.21	January 06, 2008
2,222,222		

RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	Nine months ended June 30, 2007	2006
Research and development salaries	$ -	$ 86,972
Consulting fees	130,500	90,500
	$ 130,500	$ 177,472

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At June 20, 2007, accounts payable and accrued liabilities included $166,544 (2006: $164,736) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages, fees and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2007

LIQUIDITY AND SOLVENCY

At June 30, 2007, the Company held cash on hand of $7,432 (2006: $23,999) and liabilities totalled $914,979 (2006: $506,150).

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $219,407 as of June 30, 2007, compared to $383,668 as of June 30, 2006, which decreased by $164,261 due to decreases in provisional development costs of $110,000, prepaid expenses of $32,429, capital assets of approximately $22,512 due to amortization costs and a decrease in cash of $16,567 with corresponding increases in GST recoverable and amounts receivable of $17,247.

Totally Hip's liabilities at June 30, 2007 comprised of accounts payable and accrued liabilities totalling $696,146, (2006: $484,325), loans payable of $185,079 (2006: $Nil), and amounts due to shareholders of $33,754 (2006: $21,825).

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

During the nine months ended June 30, 2007, Totally Hip has not issued any stock options. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

During the year ended September 30, 2006, Totally Hip closed a $400,000 private placement of its securities consisting of the sale of up to 2,222,222 units at $0.18 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.21 per share for a period of two years.

OUTSTANDING SHARE DATA

As at May 15, 2007 the Company had authorized share capital as follows:
100,000,000 common shares without par value
100,000 preferred shares without par value

Shares outstanding as at August 22, 2007 totalled 26,282,620 shares. There were 2,222,222 warrants outstanding and nil stock options outstanding.

MANAGEMENT CHANGES

At the Company's annual general meeting of shareholders held on May 31, 2007, David Dicaire, Michael Ross, James Boyce, Michael Shaff and John Brydle were re-elected as directors of the company. Mr. Dicaire is the president and chairman of the board of directors of the company.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's

opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at September 30, 2006 or September 30, 2005.

RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

Product Development and technological Change

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R & D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with 51% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings as at June 30, 2007, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2007

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

OUTLOOK

Over the past few years, Totally Hip has attempted to broaden its footprint in the Rich Media marketplace. Through our efforts, and the arrival of "The Web 2.0" (a generic term used to describe the new, more rich media intensive and interactive Internet), Graphic artists, Rich Media designers along with the advent of social networking sites (YOUTUBE and MYSPACE) have helped guide a larger customer base to Totally Hip's core product, LiveStage Professional. In this light and in a view to stick with our strengths, Totally Hip will continue to develop LiveStage and increase marketing efforts. We believe that a re-concentration to LiveStage will continue to provide reliable revenue streams and, as it has done in the past, spawn highly lucrative custom rich media projects

Totally Hip will continue to research and develop the business opportunity known as "triple play". "Triple Play" is a marketing term for the delivery of an integrated package of Phone, Internet and TV services over a single broadband connection and advanced IP technology. Consumers, therefore receive a feature rich service with only one bill from one company. Totally Hips' approach to the Triple Play focuses on a combined business model rather than on solving technical issues or a common standard.

The consumer demand for a Triple Play converged network is growing exponentially driven by the migration to VoIP and HDTV services as well as the mass market penetration of everything Digital.

As the market continues to evolve, Totally Hip plans to offer an even more robust combination of services in an effort to ward off competition and grow revenue. In particular, consumer demands are increasing for content and interactive applications, such as Rich Media videoconferencing and gaming. The combination of technologies the solution provides is an ideal infrastructure for the evolution of new media service delivery capabilities.

Totally Hip is reviewing the viability of integrating its current products, services or other technology based applications in connection with the "triple play" investigation.

SUBSEQUENT EVENTS - None

TOTALLY HIP TECHNOLOGIES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, David Dicaire, President and Chief Executive Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Totally Hip Technologies Inc.**, (the issuer) for the interim period ending June 30, **2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2007

"David Dicaire"
David Dicaire
President & CEO

#82-4556

TOTALLY HIP TECHNOLOGIES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, David Dicaire, Chief Financial Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Totally Hip Technologies Inc.**, (the issuer) for the interim period ending June 30, **2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2007

"David Dicaire"

David Dicaire
Chief Financial Officer

END